SECOND AMENDED AND RESTATED

STOCKHOLDERS AGREEMENT

This Amended and Restated Stockholders Agreement (the "**Agreement**") is made and entered into as of June 6, 2017, by and among (i) I-Pass Patient Safety Institute, Inc., a Delaware corporation (the "**Company**"), (ii) I-Pass EC Holdings, LLC, a Delaware limited liability company ("**EC LLC**"), (iii) each of William Floyd, Timothy O'Shea and Scott Pitt (each a "**Key Management Stockholder**" and, together, the "**Key Management Stockholders**"), (iv) each Stockholder holding shares of the Company's Series A Seed Preferred Stock, $0.0001 par value per share (the "**Series A Seed Preferred Stock**") as of the date hereof (the "**Current Series A Seed Holders**"), and (v) each Person who hereafter becomes a party to or bound by this Agreement as provided herein.

Introduction

The Company, EC LLC and the Key Management Stockholders were party to the Stockholders Agreement dated June 9, 2016 (the "**Original Agreement**"). The Original Agreement was amended and restated by the Amended and Restated Stockholders Agreement dated November 23, 2016 by and between EC LLC, the Key Management Stockholders and the Current Series A Seed Holders (the "**Prior Agreement**"). The parties to the Prior Agreement desire to amend and restate that agreement as provided herein to address the authorization and proposed issuance by the Company of Series B Seed Preferred Stock, $0.0001 par value per share (the "**Series B Seed Preferred Stock**").

Capitalized terms used herein and not otherwise defined shall have the respective meanings given to them in <u>ARTICLE 5</u> of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows to establish certain arrangements with respect to the management and operation of the Company and to grant certain rights and impose certain restrictions on the ownership of securities of the Company as specified herein, which the parties hereto agree are reasonable and in their best interests and in the best interests of the Company:

1.

BOARD OF DIRECTORS; VOTING

1.1. General

(a) **Board Size**. At all meetings (and written actions in lieu of meetings) of stockholders of the Company at which the number of members of the Company's board of directors (the "**Board**") is to be determined, each Stockholder shall vote all of such

Stockholder's Voting Stock to fix the authorized number of directors of the Company at such number determined by EC LLC from time to time (subject to the limitations set forth in Section 1.2(c)) but in no event less than the number of directors required by Section 1.2.

(b) **Certain Specified Matters Requiring Board Approval**. The Company shall not, directly or indirectly, and the Company shall cause each of its Subsidiaries to not, take any of the following actions without the prior approval of the Board:

(i) Buy, sell or lease any assets or property from, borrow or lend any money to, or deal with or enter into any transaction, agreement or arrangement with any stockholder, equityholder, manager, officer, director or employee of the Company or any Subsidiary, or any relative or Affiliate of any of the foregoing, other than (A) as expressly contemplated by this Agreement or any other agreement expressly contemplated hereby, or (B) (1) compensation arrangements and other standard employee benefits not within the sole authority of the Compensation Committee pursuant to Section 1.5, and (2) for payment of salaries to employees in the ordinary course of business in compliance with the other provisions of this Agreement;

(ii) Directly or indirectly acquire any entity, substantially all of the assets of any entity or any other material asset;

(iii) Make any loan or advance to, or own any stock or other securities of, any Subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company or a wholly-owned Subsidiary;

(iv) Incur or guarantee any indebtedness (including pursuant to any capital leases) except for amounts not to exceed $25,000 in the aggregate and for trade accounts of the Company and its Subsidiaries arising in the ordinary course of business;

(v) Sell assign, transfer, license, pledge or encumber any material asset of the Company or any of its Subsidiaries other than (A) non-exclusive licenses in the ordinary course of business and (B) in connection with a Sale in each case in compliance with the other provisions of this Agreement;

(vi) Establish or undertake any material change to the Company's business plan or establish or make any material deviation from the Company's annual operating budget; or

(vii) Establish or undertake any material change to the programs and instruction in the I-Pass program and systems.

1.2. Election of Directors. At all meetings (and written actions in lieu of meetings) of Stockholders of the Company at which directors are to be elected, each Stockholder shall

vote all of such Stockholder's Voting Stock to elect as directors of the Company as follows:

(a) **EC Directors**. Subject to the limitations set forth in Section 1.2(c), four (4) nominees to the Board as shall be designated by EC LLC (the "**EC Directors**"). The initial EC Directors are Christopher Landrigan, Nancy D. Spector, Amy J. Starmer and Ted Sectish.

(b) **Management Directors**. Two (2) nominees to the Board shall be designated by vote of a majority of the Voting Stock held by the Management Stockholders (each, a "**Management Director**"). The initial Management Directors shall be William Floyd and Timothy O'Shea.

(c) **Series A Seed Preferred Directors**. One (1) nominee to the Board shall be designated by vote of a majority of the Series A Seed Preferred Stock, such nominee being subject to the approval of the majority of the Management Directors and the EC Directors (voting together), which approval shall not unreasonably be withheld; provided that from and after the fifth (5th) anniversary of Series Seed Original Issue Date, if any shares of Series A Seed Preferred Stock remain outstanding at that time, (i) three (3) nominees to the Board shall be designated by vote of a majority of the Series A Seed Preferred Stock, each such nominee being subject to the approval of the majority of the Management Directors and the EC Directors (voting together), which approval shall not unreasonably be withheld (each, a "**Series A Seed Preferred Director**"), and (ii) EC shall limit the total number of directors to nine (9) in its exercise of its authority under Section 1.1(a). The initial Series A Seed Preferred Director shall be Zac Zeitlin.

The Company agrees to nominate and recommend for election as directors only the individuals designated, or to be designated, pursuant to this Section 1.2 or Section 1.4. If a Stockholder or group of Stockholders fails to designate a nominee as provided above, it shall be deemed that the designees then serving as directors at the request of such Stockholder or group of Stockholders shall be their designees for reelection.

1.3. Removal. Each Stockholder agrees to vote such Stockholder's Voting Stock at all meetings (and written actions in lieu of meetings) of Stockholders of the Company to remove: (a) any EC Director, if so requested by EC LLC; (b) any Management Director, if so requested by the holders of a majority of the Voting Stock held by the Management Stockholders; and (c) any Series A Seed Preferred Director, if so requested by the holders of a majority of the Series A Seed Preferred Stock. Each Stockholder agrees not to vote such Stockholder's Voting Stock in favor of the removal of any director, other than in accordance with the preceding sentence of this Section 1.3.

1.4. Vacancies. Each Stockholder agrees to vote such Stockholder's Voting Stock at all meetings (and written actions in lieu of meetings) of stockholders of the Company to fill any vacancy on the Board caused by the resignation or removal of a director with a

replacement selected in accordance with Section 1.2. No Stockholder will vote such Stockholder's Voting Stock for any other nominee.

1.5. Compensation Committee. The Board shall at all times maintain a Compensation Committee consisting of up to three directors selected by the Board, one of whom shall be an EC Director, one of whom shall be a Management Director for so long as there is a Management Director on the Board, and one of whom shall be a Series A Seed Preferred Director for so long as there is a Series A Seed Preferred Director on the Board. As soon as is practicable, the Compensation Committee shall adopt a Charter or governing resolutions providing for, among other things, one non-voting committee observer to be selected by EC LLC. The Compensation Committee shall be charged with reviewing compensation matters and making recommendations to the Board. The Board itself shall retain sole authority to (i) set or change the compensation (including salary, bonus, benefits, and other amounts) to be paid to officers, senior management employees and any other employees or consultants of the Company or any of its Subsidiaries whose annual cash compensation is greater than $100,000 per annum; and (ii) administer and make all determinations with respect to the Company's equity incentive plans, including without limitation, determining grants, purchase price, vesting conditions and other terms and conditions. The approval of a majority of the members of the Compensation Committee, including the approval of the Series A Seed Preferred Director on such committee, shall be required to take action by the Compensation Committee, provided that no member of the Compensation Committee may participate in discussions pertaining to or vote on his or her own compensation or any other matter in which he or she has an interest.

1.6. Other Committees. Each of the EC Directors shall have the right, but not the obligation, to serve on any other committee created by the Board. The approval of a majority of the members of any such other committee created by the Board (including the approval of the EC Directors on such committee) shall be required to take action by such committee.

1.7. Board Observers. The Board shall invite the individual members of EC LLC that are not then serving as directors to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, shall give such persons copies of all notices, minutes, consents, and other materials that it provides to the Board at the same time and in the same manner as provided to the Board; provided, however, that such persons shall agree to hold in confidence and trust all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude any such person from any meeting or portion thereof if the Board reasonably determines, upon advice of counsel, that such exclusion is necessary (i) to preserve attorney-client privilege between the Company and its counsel, (ii) to protect trade secrets, or (iii) due to a conflict of interest involving such person.

1.8. Directors and Officers Insurance. The Company has obtained and will maintain in full force and effect a "directors and officers" liability insurance policy covering the members of the Board and any boards of directors (or any similar group performing a similar function) of any Subsidiary in an amount and on terms and conditions reasonably acceptable to the Board. Such policy(ies) will not be cancelable by the Company without the prior approval of the Board.

1.9. Fees and Expenses. The Company shall reimburse each director for the reasonable out-of-pocket expenses (including direct travel expenses) incurred by such individual in connection with any Board function, including without limitation, attending meetings of the Board or any committee.

2.

TRANSFER RESTRICTIONS FOR STOCKHOLDERS

2.1. General. No Stockholder shall sell, pledge, give, assign, distribute, hypothecate, mortgage or transfer any Securities or any interest therein (all referred to herein as a "**transfer**") owned by such Stockholder, directly or indirectly, to any Person, except in compliance with the provisions of this ARTICLE 2.

2.2. Securities Law Compliance. No Stockholder shall transfer any of such Stockholder's Securities in violation of the Securities Act or applicable state securities laws. The Board may, as a condition precedent to any transfer by a Stockholder, require such Stockholder to deliver to the Company an opinion of counsel reasonably satisfactory to the Board that such transfer is being made in compliance with the Securities Act and applicable state securities laws.

2.3. Rights of First Refusal and Co-Sale for Transfers by Stockholders.

(a) Subject to the other terms of this Agreement, if any Stockholder (the "**Transferring Stockholder**") desires to transfer (other than in a Permitted Transfer) any of such Transferring Stockholder's Securities, such Transferring Stockholder shall first offer such Securities to the Company, EC LLC (if EC LLC is not the Transferring Stockholder), each Key Management Stockholder (if such Key Management Stockholder is not the Transferring Stockholder) and each Series A Seed Holder (if such Series A Seed Holder is not the Transferring Stockholder) by written notice (the "**Initial Notice**") stating the Securities such Transferring Stockholder desires to transfer, the proposed price (expressed in United States dollars), the terms of transfer (which shall be for cash payable upon the transfer), and the name of the proposed transferee of such Securities. The Company, EC LLC, each Key Management Stockholder and each Series A Seed Holder, as applicable, shall then have twenty (20) days from the date of receipt of the Initial Notice within which to give notice (a "**Return Notice**") of the maximum number of such Securities they wish to acquire at the specified price and terms. Copies of each Return

Notice shall be sent to the Company, to the Transferring Stockholder, to EC LLC, to each Key Management Stockholder and to each Series A Seed Holder, as applicable.

(b) The Company shall be entitled to purchase any or all of the Securities offered by such Transferring Stockholder. If the Company elects to purchase fewer than all of the Securities offered, then EC LLC (if EC LLC is not the Transferring Stockholder), each Key Management Stockholder (if such Key Management Stockholder is not the Transferring Stockholder) and each Series A Seed Holder (if such Series A Seed Holder is not the Transferring Stockholder) shall be entitled to acquire its Proportionate Percentage of the balance of the Securities remaining, up to the maximum amount stated in its Return Notice. If any of EC LLC, any Key Management Stockholder or any Series A Seed Holder elects to acquire less than its Proportionate Percentage of the available Securities, the other Stockholders that have submitted Return Notices may acquire the balance of the remaining Securities, in each case up to the maximum amount stated in its Return Notice.

(c) In addition to the foregoing offer, EC LLC (if EC LLC is not the Transferring Stockholder), each Key Management Stockholder (if such Key Management Stockholder is not the Transferring Stockholder) and each Series A Seed Holder (if such Series A Seed Holder is not the Transferring Stockholder) shall, in the Return Notice, indicate whether such Stockholder desires to have a proportionate number of its Securities transferred in the same transaction. In that event, if the Company, EC LLC, the Key Management Stockholders and the Series A Seed Holders do not elect to acquire all of the Securities offered by the Transferring Stockholder, the Transferring Stockholder may not transfer any Securities unless the proposed transferee also acquires a pro rata portion (based on the relative number of Securities owned by each such Stockholder, calculated on an as-converted basis) to the extent that EC LLC, a Key Management Stockholder or a Series A Seed Holder requested in its Return Notice that such Stockholder's Securities be included in such transfer, on the same price and terms as specified in the Initial Notice.

(d) The Company shall, at the close of the twenty (20) day period provided in Section 2.3(a) for delivery of the Return Notice, confirm by notice to the Transferring Stockholder, EC LLC, each Key Management Stockholder and each Series A Seed Holder the Securities to be acquired by the Company, by EC LLC, by the Key Management Stockholders and by the Series A Seed Holders. Payment for such Securities shall be delivered thereafter within twenty (20) days at the price and on the terms specified in the Initial Notice, and to the extent such Securities are held in certificated form, the Transferring Stockholder shall deliver the certificates or instruments representing the Securities purchased, duly endorsed for transfer, free and clear of all liens, restrictions, claims and encumbrances, except for restrictions provided under this Agreement or under applicable securities laws. The Company may offset any payment due to a Stockholder from the Company pursuant to this ARTICLE 2 against any

indebtedness or other obligation of such Transferring Stockholder to any Related Company.

(e) If, at the close of the twenty (20) day period provided in Section 2.3(a) for delivery of the Return Notice, the Company, EC LLC, the Key Management Stockholders and the Series A Seed Holders have not sent notice of their intention to acquire, in the aggregate, all of the Securities offered, the Transferring Stockholder shall have ninety (90) days to transfer the Securities specified in the Initial Notice not acquired by the Company, EC LLC, the Key Management Stockholders and the Series A Seed Holders, together with any Securities to be included in such transfer pursuant to Section 2.3(c), at the price and on the terms, and to the proposed transferee, set forth in the Initial Notice. EC LLC, each Key Management Stockholder and each Series A Seed Holder, if any of its Securities are being transferred pursuant to Section 2.3(c), shall, in order to be entitled to have such Securities transferred, deliver such Securities to be transferred at the date and place specified by the Transferring Stockholder, duly endorsed for transfer, free and clear of all liens, restrictions, claims and encumbrances, except for restrictions provided under this Agreement or under applicable securities laws. The Transferring Stockholder shall provide the Company, EC LLC, the Key Management Stockholders and the Series A Seed Holders with at least ten (10) days prior notice of the date and place of the closing of the proposed transfer. After the expiration of such ninety (90)-day period following the close of the twenty (20) day period provided in Section 2.3(a) for delivery of the Return Notice (or the expiration of such thirty (30)-day period following the effective date of the agreement for the transfer of Securities offered by the Transferring Stockholder to the proposed transferee), the Transferring Stockholder may not transfer such Securities unless and until they are again offered to the Company, EC LLC, the Key Management Stockholders and the Series A Seed Holders under the procedures specified in this Section 2.3, where applicable.

(f) Notwithstanding this Section 2.3 or anything to the contrary contained in this Agreement or in the Certificate of Incorporation, a Series B Holder shall not transfer in any manner shares of Series B Seed Preferred Stock other than in a Permitted Transfer.

3. DRAG-ALONG RIGHT

3.1. General. The holders of a majority of the Voting Stock of the Company as of the applicable time (the "**Majority Holders**") shall have the right to cause a Sale, on one or more occasions, in accordance with the terms of this ARTICLE 3; provided that any such Sale must be approved by the Board (such Sale an "**Approved Sale**"). For the avoidance of doubt, the foregoing right of the Majority Holders shall be in addition to, and not in substitution for, the power of the Board and the rights to the stockholders of the Company relating to such matters pursuant to the Delaware General Corporation Law.

3.2. Retention of Advisors. In connection with an Approved Sale, the Majority Holders shall be entitled to retain investment bankers, brokers, accountants, attorneys and other Persons on behalf of the Company and/or its Subsidiaries which it reasonably determines to be necessary or appropriate to cause such Approved Sale.

3.3. Expenses. The Company will bear the reasonable out-of-pocket costs and expenses incurred by the Company and the Majority Holders in connection with any Approved Sale or proposed Approved Sale, including the costs and expenses associated with retaining any Persons contemplated by Section 3.2.

3.4. Drag-Along. In the event of an Approved Sale, the Majority Holders or the Board may require each Stockholder to transfer in connection with such Sale the same proportion of such Stockholder's holdings of each class, series or type of Security as the Majority Holders transfer of its or their holdings in the Approved Sale. For this purpose, Stock Equivalents shall be deemed to be the same class of Stock for which they are exercisable or into which they are convertible.

3.5. Allocation of Net Proceeds. The net proceeds from any Sale available for distribution to the Stockholders shall be allocated amongst the outstanding Securities in a manner consistent with the order and priority set forth in the Certificate of Incorporation, as applicable, provided, however, that the price payable for any option, warrant or other similar Stock Equivalent shall be reduced by the exercise price or other consideration required to be paid to acquire the underlying Stock. No employee of a Related Company that is a Stockholder (or beneficial owner of a Stockholder) shall accept payments from the buyer or any Affiliate of the buyer other than in accordance with this Section.

3.6. Cooperation by the Company. The Company will (i) cooperate fully with the Board in connection with any Approved Sale including without limitation providing reasonable access to and answering questions of the buyer and its representatives in connection with such Approved Sale, (ii) not take any action prejudicial to or inconsistent with such Approved Sale, and (iii) execute and deliver any and all agreements, documents and instruments required by the Board in connection with such Approved Sale.

3.7. Cooperation by the Stockholders. Each Stockholder will (i) cooperate fully with the Company and the Majority Holders in connection with an Approved Sale, (ii) vote their Securities in favor of the Approved Sale, if requested by the Company (pursuant to a vote of the Board) or the Majority Holders, (iii) not dissent to or otherwise attempt to prohibit or delay such Approved Sale or seek appraisal of such Stockholder's Securities in connection with such Approved Sale or exercise any other similar rights, and (v) execute and deliver any and all agreements, documents and instruments required by the Company or the Majority Holders in connection with the Sale, provided, however, that such agreements, documents and instruments (i) are substantially similar to those executed by each other Stockholder of the same class and series of equity interest in the

Company, and (ii) do not require the Stockholder to (x) provide any indemnification in excess of the amount actually received in the applicable transaction by such Stockholder in respect of its shares, or (y) refrain from or otherwise limit such Stockholder's investments in, or other participation in, any other business (but subject in all events to its continued compliance with its confidentiality obligations under Section 4.25 and under any separate confidentiality agreement to which such Stockholder is a party). In addition, each employee that is a Stockholder (or beneficial owner of a Stockholder) shall agree to reasonable non-compete, non-solicitation, non-interference and no-hire covenants in connection with the Sale, if requested.

4. MISCELLANEOUS

4.1. Legends. All certificates or instruments representing Securities issued to any Stockholders shall bear substantially the following legends and any other legends required by law and all book entries representing uncertificated Securities shall be subject to the same:

> THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR THE SECURITIES LAWS OF ANY STATE. SUCH SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF EFFECTIVE REGISTRATION STATEMENTS COVERING SUCH SECURITIES UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS SUCH REGISTRATION IS NOT REQUIRED BY SUCH LAWS.
>
> THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS AND OTHER OBLIGATIONS CONTAINED IN A STOCKHOLDERS AGREEMENT BETWEEN THE COMPANY AND CERTAIN OF ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE WITH THE COMPANY AND WILL BE FURNISHED WITHOUT COST TO THE HOLDER HEREOF UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY. THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED OTHER THAN IN COMPLIANCE WITH THE STOCKHOLDERS AGREEMENT.

4.2. Failure to Deliver Securities. If any Stockholder fails to deliver any Securities to be acquired, transferred or exchanged hereunder or under any other agreement between the Company and such Stockholder, the acquiror may elect to establish a segregated

account in the amount of the price to be paid therefor, such account to be turned over to such Stockholder upon delivery of instruments transferring the Securities and upon compliance by such Stockholder with any other applicable provisions hereunder or under such agreement. If a segregated account is so established, the Company shall take such action as is appropriate to transfer record title to the Securities from such Stockholder to the acquiror. Each Stockholder hereby irrevocably grants the Company a power of attorney, which power of attorney is deemed coupled with any interest and shall survive the death, incapacity, liquidation, dissolution or any other event affecting such Stockholder, to effectuate the purposes of this Section.

4.3. Requirement to Sign Agreement. Unless waived in writing by the Board, no Person shall acquire any Securities unless: (a) such Person first becomes a signatory to this Agreement agreeing to be bound by all the terms of this Agreement (which event shall not be deemed to be an amendment or modification of this Agreement) pursuant to an instrument of accession or other joinder agreement in substantially the form attached hereto as **Exhibit A** or such other form as is reasonably acceptable to the Board; and (b) if requested by the Board, any spouse of such Person (which is a natural person) executes and delivers the consent in substantially the form attached hereto as **Exhibit B**; provided, however, that the foregoing requirement will not apply to: (i) Securities sold in a Public Offering or Securities sold into the public markets following a Public Offering; or (ii) if such Person is issued an option to purchase Securities, such Person becomes a party to this Agreement as a condition to the exercise of such option. The Company shall not issue any Securities or transfer any Securities on its books that have been issued or transferred in violation of this Agreement, or treat as the owner of such Securities, or accord the right to vote as such owner or pay dividends or other distributions to, any Person to which any such Securities shall have been issued or transferred in violation of this Agreement. Notwithstanding anything to the contrary, upon request by the Company, a Stockholder shall cause to be signed and shall provide to the Company a Consent of Spouse in substantially the form attached hereto as Exhibit B.

4.4. Exercise of Contractual Rights. The Company and its Stockholders recognize, acknowledge and agree that the Stockholders have substantial financial interests in the Company to preserve and that the exercise by them of any of their respective rights under this Agreement or any of the other agreements between the Company and one or more Stockholders shall not be deemed to constitute a lack of good faith, a breach of any fiduciary duty or unfair dealing.

4.5. Successors and Assigns. Subject to the restrictions on transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the Company, the Stockholders and their respective successors, successors-in-title, heirs and assigns, and each such Person shall hold all Securities subject to all of the terms and provisions of this Agreement.

4.6. Amendments and Waivers. No waiver, modification or amendment of this Agreement shall be valid or binding unless such waiver, modification or amendment is in writing and duly executed by: (a) the Company and (b) EC LLC, provided, however, that if any such waiver, modification or amendment treats the Management Stockholders, the Series A Seed Holders differently in a material and adverse respect from its treatment of EC LLC, the separate approval of the holders of a majority of the Voting Stock held by the Management Stockholders and/or holders of a majority of the Series A Seed Preferred Stock, as the case may be, shall also be required, provided, further, that (i) Section 1.2(b) cannot be waived, modified or amended without the consent of the holders of a majority of the Voting Stock held by the Management Stockholders and (ii) Section 1.2(c) cannot be waived, modified or amended without the consent of the holders of a majority of the Series A Seed Preferred Stock. Any waiver, modification or amendment of this Agreement effected pursuant to the prior sentence shall be binding on the Company, the Stockholders and all other Persons bound by this Agreement.

4.7. No Waiver. The waiver of a breach of any provision of this Agreement shall not be construed as a waiver or a continuing waiver of the same or any subsequent breach of any provision of this Agreement. No delay or omission in exercising any right under this Agreement shall operate as a waiver of that or any other right.

4.8. Notices. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by e-mail or fax, by United States mail, certified or registered with return receipt requested, or by a nationally recognized overnight courier service, or otherwise actually delivered. Any such notice, demand or communication shall be deemed given on the date given, if delivered in person, e-mailed or faxed, on the date received, if given by registered or certified mail, return receipt requested or given by overnight delivery service, or three days after the date mailed, if otherwise given by first class mail, postage prepaid. All communications shall be sent to the respective parties at the most recent address set forth on the Company's records.

4.9. Governing Law; Severability; Consent to Jurisdiction; Waiver of Jury Trial.

(a) If any provision of this Agreement is rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other provision of this Agreement. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of Delaware, without regard to its choice of law principles. Each party hereby irrevocably consents to the jurisdiction of the federal or state courts of the State of Delaware for all purposes in connection with any action or proceeding that arises out of or relates to this Agreement and agrees that any action instituted in respect of this Agreement shall be commenced, prosecuted and continued only in such courts, which shall be the exclusive and only proper forum for adjudicating such a claim. Each party expressly and

irrevocably waives any and all objections it may have as to convenience of forum, venue or personal jurisdiction in any such courts.

(b) EACH PARTY EXPRESSLY AND IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY SUCH ACTION OR PROCEEDING.

4.10. Headings. The headings of Articles and Sections herein are inserted for convenience of reference only, and shall be ignored in the construction or interpretation hereof.

4.11. Counterparts. This Agreement may be executed in any number of counterparts, and with counterpart signature pages (including signature pages delivered by facsimile or by electronic transmission in "pdf" form), all of which together shall constitute one (1) Agreement, binding on the Company and all the Stockholders notwithstanding that not all of the parties have signed the same counterpart.

4.12. Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

4.13. Lock-Up Agreement. Each Stockholder agrees that in connection with any Public Offering, and upon the request of the Company or the managing underwriter in such offering, such holder will not offer, transfer, sell, contract to sell, grant any option or right for the purchase of, or otherwise dispose of any of the Company's or any successor's or parent's securities held by such holder (other than those included in such registration), or engage in any swap or derivative transactions involving any such securities, in each case, without the prior written consent of the Company or such underwriter, for such period of time as may be requested by the Company or such underwriter (commencing as of the date of such public offering and ending no later than: (i) 180 days after the effective date of such registration, in the case of an initial Public Offering; or (ii) 90 days after the effective date of such registration, in the case of any other registration).

4.14. Registration Rights Agreements. In the event of a Public Offering, if requested by EC LLC, a Key Management Stockholder or holders of a majority of the Series A Seed Preferred Stock, the Company shall enter into a registration rights agreement with EC LLC, the Key Management Stockholders and the Series A Seed Holders on terms reasonably satisfactory to EC LLC, the Key Management Stockholders and holders of a majority of the Series A Seed Preferred Stock providing, among other things, that (i) EC LLC may require the Company to file a registration statement with respect to EC LLC's securities up to three (3) times, and (ii) EC LLC, the Key Management Stockholders and the Series A Seed Holders shall receive customary piggyback and Form S-3 registration

rights. For avoidance of doubt, if such registration rights agreement is approved or entered into by holders of a majority of the Series A Seed Preferred Stock, the terms and conditions thereof shall be binding upon each Series A Seed Holder with respect to each share of Series A Seed Preferred Stock and all Common Stock into which such shares of Series A Seed Preferred Stock may be converted.

4.15. Termination. This Agreement will terminate in its entirety upon the first to occur of: (a) an initial Public Offering, provided, however, that Section 4.13 shall survive in accordance with its terms, or (b) a Sale, provided, however, that Section 4.23 shall survive in accordance with its terms.

4.16. No Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person not a party to this Agreement, including, without limitation, any creditor of a Stockholder or the Company.

4.17. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other documents and agreements contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other document or agreement contemplated herein, this Agreement and such other documents and agreements shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other documents or agreements contemplated herein.

4.18. Representations of Stockholders. Each Stockholder represents and warrants to each other party as of the date that such Stockholder becomes a party to this Agreement that such Stockholder is not bound by any agreement or commitment that conflicts with or could interfere with the performance of such Stockholder's obligations under this Agreement.

4.19. Transactions Affecting the Securities. Unless waived in writing by the Board, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the Securities and (b) any and all stock, interests, options, warrants, rights or other securities that may be issued in respect of, in exchange for, or in substitution for the Securities by reason of any conversion thereof or any stock dividend, stock split, reverse split, stock combination, recapitalization, reclassification, merger, consolidation, share exchange or otherwise.

4.20. Vote to Increase Authorized Common Stock. From time to time and at all times, each Stockholder agrees to vote or cause to be voted all Voting Stock owned by such Stockholder, or over which such Stockholder has voting control, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock as necessary to ensure that there will be a sufficient number of shares of Common

Stock available for conversion of all of shares of preferred stock of the Company outstanding at any given time.

4.21. Specific Enforcement. Each Stockholder expressly agrees that the other Stockholders and the Company would be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms or provisions of this Agreement by any Stockholder, each of the other Stockholders and the Company shall, in addition to all other remedies, be entitled to a temporary or permanent injunction, and/or decree for specific performance, in accordance with the provisions hereof, without the necessity of posting of a bond or other security.

4.22. Securities Laws Matters. Upon any acquisition by a Stockholder of any Securities, whether by purchase from another Stockholder, issuance by the Company or otherwise, each such Stockholder represents and warrants to, and agrees with, the Company (as of the date hereof and as of each other date such Stockholder acquires any Securities) as follows:

(a) Such Stockholder understands that such Stockholder must bear the economic risk of such Stockholder's investment for an indefinite period of time; that the Securities acquired by such Stockholder have not been registered under the Securities Act or any other applicable securities laws and, therefore, cannot be resold unless they are subsequently registered under the Securities Act and any other applicable securities laws unless an exception from such registration is available; that such Stockholder is acquiring such Securities for investment for the account of such Stockholder and not with a view toward resale or other distribution thereof; and that the Company does not have any intention of registering such Securities under the Securities Act or any other securities laws or of supplying the information which may be necessary to enable such Stockholder to sell any Securities.

(b) Such Stockholder has adequate means of providing for such Stockholder's current needs and personal contingencies and has no need for liquidity in connection with such Stockholder's Securities. Such Stockholder can afford a complete loss of such Stockholder's investment in the Company, has evaluated the risks of acquiring the Securities, and has determined that such Securities are a suitable investment for such Stockholder.

(c) The Company has made available to such Stockholder on a confidential basis, prior to the acquisition of such Securities, the books and records of the Company and the opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of such Stockholder's investment and the Company's affairs. Such Stockholder has such knowledge and experience in financial, securities, investments and business matters so that such Stockholder is capable of evaluating the merits and risks of such Stockholder's acquisition of such Securities.

(d) Unless the issuance of an Interest is being made pursuant to Rule 701 under the Securities Act, such Stockholder is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

(e) All representations and warranties contained in this Section shall survive the execution and delivery of this Agreement and the issuance of Securities to such Stockholder.

4.23. Irrevocable Power of Attorney. Each Stockholder hereby irrevocably grants, constitutes and appoints EC LLC, and a designee of EC LLC, and each of them, a power of attorney to execute and deliver all agreements, documents and instruments and to take all other actions on behalf of such Stockholder required by this Agreement. The power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest, shall be irrevocable, and shall survive the death, incapacity, liquidation, dissolution or any other event affecting such Stockholder. Each such Stockholder hereby revokes any and all previous proxies with respect to such Stockholder's Securities and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Securities, deposit any of the Securities into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Securities, in each case, to the extent such proxy, power of attorney or trust would conflict with the power of attorney granted under this Section 4.23.

4.24. Information. The Company shall provide to each Series A Seed Holder and each Series B Seed Holder a semi-annual report of the Chief Executive Officer on the business and financial results of the Company during the preceding period.

4.25. Confidentiality. Unless otherwise approved in writing by the Board, each Stockholder agrees not to disclose or divulge any Confidential Information (as hereinafter defined); *provided, however*, that (a) each Stockholder may disclose Confidential Information to such Stockholder's attorneys, accountants, trustees, consultants and other professionals who are obligated to maintain the confidentiality of such Confidential Information to the extent necessary to obtain their services (collectively, "**Representatives**"), and such Stockholder will be responsible for its Representatives' compliance with the confidentiality provisions of this Section, (b) each Stockholder may disclose Confidential Information as required in response to any summons, subpoena or other legal process or in connection with any judicial, regulatory or administrative proceeding or inquiry, or (c) each Stockholder that is an employee or director or advisor of the Company or any Subsidiary may use such information in connection with the performance of such Stockholder's duties to the Company and its Subsidiaries. For purposes of this Section, "**Confidential Information**" means any non-public information

regarding the Company, any Subsidiary or their respective businesses or affairs (including information of others the Company or any Subsidiary has agreed to keep confidential and non-public information concerning the transactions contemplated by this Agreement) unless such information is known or becomes known to the public in general other than as a result of a breach of this Agreement. The provisions of this Section shall be in addition to, and not in lieu of, any confidentiality obligation under any other agreement between the Company or any Subsidiary, on the one hand, and any Stockholder, on the other.

4.26. Not a Voting Trust. This Agreement is not a voting trust governed by Section 218 of the Delaware General Corporation Law and shall not in any way be construed or interpreted as such.

5. DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

"**Affiliate**" shall have the meaning ascribed to it under Rule 405 of the Securities Act.

"**Agreement**" means this Stockholders Agreement.

"**Approved Sale**" shall have the meaning specified in Section 3.1.

"**Board**" shall have the meaning specified in Section 1.1.

"**Certificate of Incorporation**" means the certificate of incorporation of the Company, as amended.

"**Common Stock**" means the Company's Common Stock, $0.0001 par value per share.

"**Company**" shall have the meaning specified in the Preamble, and shall also include any successor entity to the Company.

"**Compensation Committee**" shall have the meaning specified in Section 1.5.

"**Current Series A Seed Holders**" shall have the meaning specified in the Preamble.

"**EC Director**" shall have the meaning specified in Section 1.2.

"**EC LLC**" shall have the meaning specified in the Preamble, and shall also include any successor entity to EC LLC.

"**Initial Notice**" shall have the meaning specified in Section 2.3.

"**Key Management Stockholder(s)**" shall have the meaning specified in the Preamble.

"**Management Director**" shall have the meaning specified in Section 1.2.

"**Management Stockholder**" means any Stockholder who is or was a consultant to or an employee of the Company or any Subsidiary and is not also a member of EC LLC.

"**Original Agreement**" shall have the meaning specified in the Introduction.

"**Permitted Transfers**" means any of the following:

(a) transfers for no consideration of the Securities of a Stockholder who is a natural person to a trust(s) or trust(s) revocable by such Stockholder alone, the beneficiaries of which consist solely of such Stockholder and transferees enumerated in clause (d) below;

(b) transfers for no consideration of Securities between a Stockholder who is a natural person and such Stockholder's guardian or conservator;

(c) transfers of the Securities of a deceased Stockholder to such Stockholder's executors or administrators or to trustees under such Stockholder's will and thereafter to transferees enumerated in clause (d) below;

(d) transfers for no consideration of the Securities of a Stockholder to the spouse of such Stockholder, any of such Stockholder's children or their issue (or to custodians for the benefit of minor children or issue), or to such Stockholder's parents or siblings;

(e) transfers of Securities by a Stockholder to any of that Stockholder's Affiliates;

(f) transfers of Securities pursuant to ARTICLE 3; and

(g) any repurchase of Securities of a Stockholder by the Company in connection with or as a result of the termination of such Stockholder's employment or services with any Related Company that is approved by the Board of Directors;

provided, however, that no more than an aggregate of 50% of the Securities of any class or series initially held by a Stockholder may be transferred pursuant to clause (d) above and such Securities may not be further transferred except to a Person that would have been a permitted transferee thereof from the initial Stockholder who held such Securities.

"**Person**" means any natural person or corporation, limited liability company, partnership, trust or other entity.

"**Prior Agreement**" shall have the meaning specified in the Introduction.

“**Proportionate Percentage**” of a Stockholder means a fraction of which: (a) the numerator is the number of then outstanding shares of Common Stock (calculated on an as-converted basis) held by such Stockholder; and (b) the denominator is the total number of then outstanding shares of Common Stock (calculated on an as-converted basis) held by the Key Management Stockholders and the Series A Seed Holders collectively.

“**Public Offering**” means an underwritten public offering of shares of Common Stock of the Company registered under the Securities Act.

“**Related Company**” shall mean the Company or any Subsidiary of the Company.

“**Return Notice**” shall have the meaning specified in Section 2.3.

“**Sale**” means: a (i) sale, lease, license, disposition or other transfer of all or substantially all of the assets of the Company; (ii) consolidation or merger of the Company; or (iii) sale or other transfer of securities of the Company, in each case in one transaction or a series of related transactions, resulting in the beneficial holders of the Company’s outstanding Common Stock (calculated on an as-converted and fully-diluted basis) immediately prior to such transaction holding immediately after such transaction less than a majority of the Company’s outstanding Common Stock (calculated as aforesaid) or, in the case of an asset sale or a consolidation or merger where the Company is not the surviving entity, less than a majority of the voting securities or economic interests in the acquiring or surviving entity (calculated on an as-converted and fully-diluted basis).

“**Securities**” means all Stock and Stock Equivalents.

“**Securities Act**” means the Securities Act of 1933, as amended.

“**Series A Seed Holder(s)**” shall mean a Stockholder holding one or more shares of Series A Seed Preferred Stock.

“**Series A Seed Preferred Director**” shall have the meaning specified in Section 1.2.

“**Series A Seed Preferred Stock**” shall have the meaning specified in the Preamble.

“**Series B Seed Holder(s)**” shall mean a Stockholder holding one or more shares of Series B Seed Preferred Stock.

“**Series B Seed Preferred Stock**” shall have the meaning specified in the Introduction.

“**Series Seed Original Issue Date**” shall mean November 23, 2016.

“**Stock**” means all capital stock of the Company outstanding from time to time.

“**Stock Equivalents**” means any security convertible into or exchangeable for any Stock, or any right, warrant or option to acquire any Stock or such convertible or exchangeable security.

"**Stockholder**" shall mean each Person who holds any Securities.

"**Subsidiary**" means any corporation or other entity a majority of the voting securities or economic interests of which is directly or indirectly held or controlled by the Company.

"**transfer**" shall have the meaning specified in Section 2.1.

"**Transferring Stockholder**" shall have the meaning specified in Section 2.3.

"**Voting Stock**" shall mean all of the outstanding shares Stock entitled to vote generally upon the election of directors or otherwise entitled to vote upon any matter submitted by the Company to its Stockholders. For avoidance of doubt, Voting Stock shall not include Series B Seed Preferred Stock.